

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2011

Via E-mail
Salvi Rafael Folch Viadero
Chief Financial Officer
Grupo Televisa, S.A.B.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 Mexico, D.F.
Mexico

> **Re:** **Grupo Televisa, S.A.B.**
> **Form 20-F for fiscal year ended December 31, 2010**
> **Filed June 28, 2011**
> **File No. 001-12610**

Dear Mr. Viadero:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for fiscal year ended December 31, 2010

Item 6. Directors, Senior Management and Employees, page 86

Compensation of Directors and Officers, page 93

1. We note your disclosure that the aggregate compensation paid to your directors, alternate directors and executive officers included the payment of an "extraordinary bonus" to certain executive officers in connection with the Univision/BMP transactions. Please provide a brief discussion of the "extraordinary bonus" paid in connection with the Univision/BMP transactions. Refer to Item 6.B.1.(a) of Form 20-F. Tell us the amount of the bonus and how you determined which executive officers were to receive the bonus award. Also, discuss whether this type of "extraordinary bonus" award payable to certain

executive officers is commonly utilized by you in connection with your acquisitions. If so, provide appropriate disclosure discussing these awards in future filings.

Item 7. Major Stockholders and Related Party Transactions, page 97

2. Disclose the number of your U.S. resident holders and the percentage of your outstanding ordinary shares owned by them. See Item 7.A.2 of Form 20-F.

Item 12. Description of Securities Other than Equity Securities, page 126

3. Please provide the disclosure pursuant to Item 12.D.3 and 4 of Form 20-F, related to the fees and charges payable by a holder of your global depositary receipts and all fees made by your depositary to you. See General Instruction 1 to Item 12 of Form 20-F, which requires disclosure under this Item for all registrants with fiscal years ending on or after December 15, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director